                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             PRICELLULAR CORPORATION
                                (Name of issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                           ---------------------------
                         (Title of class of securities)

                                   741504 10 4

                                 (CUSIP number)


Brion Applegate                                  Edward Grinacoff
Spectrum Equity Investors, L.P.                  Sandler Capital Management
245 Lytton Avenue, Suite 175                     767 5th Avenue, 45th Floor
Palo Alto, CA 94301                              New York, New York  10153

(415) 464-4600                                   (212) 754-8100
With a copy to:                                  With a copy to:

Scott R. Haber, Esq.                             Joseph Young, Esq.
Latham & Watkins                                 Baker & Botts, L.L.P.
505 Montgomery Street, Suite 1900                599 Lexington Avenue
San Francisco, CA 94111                          New York NY 10022

(415) 391-0600                                   (212) 705-5088

                 ----------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 5, 1998
               --------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 33 Pages

                                  SCHEDULE 13D

CUSIP No.  741504 10 4

1.      Name of Reporting Person

        SPECTRUM EQUITY INVESTORS, L.P.

2.      Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                     (b) [X]

3.      SEC Use Only

4.      Source of Funds

        WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        Delaware


                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 3,378,943
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             3,378,943

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,378,943

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        13.4%

14.     Type of Reporting Person

        PN

                               Page 2 of 33 Pages

                                  SCHEDULE 13D

CUSIP No.  741504 10 4

1.      Name of Reporting Person

        SPECTRUM EQUITY ASSOCIATES, L.P.

2.      Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]

3.      SEC Use Only

4.      Source of Funds

        AF

5.      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      [  ]

6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 3,378,943
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             3,378,943

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,378,943

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        13.4%

14.     Type of Reporting Person

        PN


                               Page 3 of 33 Pages

                                  SCHEDULE 13D

CUSIP No.  741504 10 4

1.      Name of Reporting Person

        SPECTRUM EQUITY INVESTORS II, L.P.

2.      Check the Appropriate Box if a Member of a Group            (a) [ ]
                                                                    (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 -0-  (See Item 5 below)
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             -0-  (See Item 5 below)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-  (See Item 5 below)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person

          PN

                               Page 4 of 33 Pages

SCHEDULE 13D

CUSIP No.  741504 10 4

1.      Name of Reporting Person

        SPECTRUM EQUITY ASSOCIATES II, L.P.

2.      Check the Appropriate Box if a Member of a Group            (a) [ ]
                                                                    (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 -0-  (See Item 5 below)
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             -0-  (See Item 5 below)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-  (See Item 5 below)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person

        PN



                               Page 5 of 33 Pages

                                  SCHEDULE 13D

CUSIP No.  741504 10 4

1.      Name of Reporting Person

        WILLIAM P. COLLATOS

2.      Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                     (b) [X]

3.      SEC Use Only

4.      Source of Funds

        AF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        United States

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 3,378,943
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             3,378,943

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,378,943

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        13.4%

14.     Type of Reporting Person

        IN


                               Page 6 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        BRION B. APPLEGATE

2.      Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                     (b) [X]

3.      SEC Use Only

4.      Source of Funds

        AF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        United States

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 3,378,943
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             3,378,943

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,378,943

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        13.4%

14.     Type of Reporting Person

        IN


                               Page 7 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        KEVIN MARONI

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        United States

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 -0-  (See Item 5 below)
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             -0-  (See Item 5 below)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-  (See Item 5 below)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person

        IN


                               Page 8 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        SANDLER CAPITAL MANAGEMENT

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        New York

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 367,168
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             367,168

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        367,168

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        1.7%

14.     Type of Reporting Person

        PN


                               Page 9 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 -0-  (See Item 5 below)
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             -0-  (See Item 5 below)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-  (See Item 5 below)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person

        PN


                              Page 10 of 33 Pages

                                     SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        21ST CENTURY COMMUNICATIONS PARTNERS T-E, L.P.

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 -0-  (See Item 5 below)
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             -0-  (See Item 5 below)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-  (See Item 5 below)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person

        PN


                              Page 11 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 -0-  (See Item 5 below)
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             -0-  (See Item 5 below)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-  (See Item 5 below)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person

        PN


                              Page 12 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        SANDLER CAPITAL PARTNERS IV, L.P.

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 -0-  (See Item 5 below)
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             -0-  (See Item 5 below)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-  (See Item 5 below)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person

        PN


                              Page 13 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        SANDLER CAPITAL PARTNERS IV, FTE, L.P.

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 -0-  (See Item 5 below)
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             -0-  (See Item 5 below)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-  (See Item 5 below)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person

        PN


                              Page 14 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        SANDLER INVESTMENT PARTNERS, L.P.

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 -0-  (See Item 5 below)
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             -0-  (See Item 5 below)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-  (See Item 5 below)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person

        PN


                              Page 15 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        MICHAEL J. MAROCCO

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        AF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        United States

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 664,068
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             664,068

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        664,068

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        3.0%

14.     Type of Reporting Person

        IN


                              Page 16 of 33 Pages

                                  SCHEDULE 13D

CUSIP No.  741504 10 4

1.      Name of Reporting Person

        JOHN KORNREICH

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        AF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        United States

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 664,068
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             664,068

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        664,068

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        3.0%

14.     Type of Reporting Person

        IN


                              Page 17 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        HARVEY SANDLER

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        PF, AF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        United States

                      7.     Sole Voting Power
                             214,022
Number of
Shares                8.     Shared Voting Power
Beneficially                 701,568
By
Each
Reporting             9.     Sole Dispositive Power
Person                       214,022
With
                      10.    Shared Dispositive Power
                             701,568

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        915,590

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        4.2%

14.     Type of Reporting Person

        IN


                              Page 18 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        ANDREW SANDLER

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        AF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        United States

                      7.     Sole Voting Power
                             -0-
Number of
Shares                8.     Shared Voting Power
Beneficially                 664,068
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       -0-
With
                      10.    Shared Dispositive Power
                             664,068

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        664,068

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        3.0%

14.     Type of Reporting Person

        IN


                              Page 19 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 741504 10 4

1.      Name of Reporting Person

        PHYLLIS SANDLER

2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [X]

3.      SEC Use Only

4.      Source of Funds

        PF, OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        United States

                      7.     Sole Voting Power
                             37,500
Number of
Shares                8.     Shared Voting Power
Beneficially                 214,022
Owned By
Each
Reporting             9.     Sole Dispositive Power
Person                       37,500
With
                      10.    Shared Dispositive Power
                             214,022

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        251,522

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.     Percent of Class Represented by Amount in Row (11)

        1.2%

14.     Type of Reporting Person

        IN


                              Page 20 of 33 Pages

ITEM 1.  SECURITY AND ISSUER

        This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of PriCellular Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 711 Westchester Avenue, White Plains, New York 10604.

ITEM 2.  IDENTITY AND BACKGROUND

        This Schedule 13D is being filed by Spectrum Equity Investors, L.P., a Delaware limited partnership, Spectrum Equity Associates, L.P., a Delaware limited partnership, Spectrum Equity Investors II, L.P., a Delaware limited partnership, Spectrum Equity Associates II, L.P., a Delaware limited partnership, William P. Collatos, Brion B. Applegate and Kevin Maroni (collectively, the "Spectrum Reporting Persons"), and by Sandler Associates, a New York limited partnership, Sandler Capital Management, a registered investment adviser and a New York general partnership, 21st Century Communications Partners, L.P., a Delaware limited partnership, 21st Century Communications T-E, L.P., a Delaware limited partnership, 21st Century Communications Foreign Partners, L.P., a Delaware limited partnership, Sandler Capital Partners IV, L.P., a Delaware limited partnership, Sandler Capital Partners IV, FTE, L.P., a Delaware limited partnership, Sandler Investment Partners, L.P., a Delaware limited partnership, Michael J. Marocco, John Kornreich, Harvey Sandler, Andrew Sandler and Phyllis Sandler (collectively, the "Sandler Reporting Persons," and together with the Spectrum Reporting Persons, the "Reporting Persons"). The following sets forth, for each Reporting Person, its:

(a)     Name;
(b)     Residence or business address;
(c)     Present principal occupation or employment;
(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding;
(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order; and
(f)     Citizenship (in the case of natural persons).

1.      (a)    Spectrum Equity Investors, L.P., a Delaware limited partnership
               ("SEI")
        (b)    245 Lytton Avenue, Suite 175
               Palo Alto, CA 94301
        (c)    Holding, directly or through partnerships, investments in
               companies
        (d)    No
        (e)    No

2.      (a)    Spectrum Equity Associates, L.P., a Delaware limited partnership
               ("SEA"). SEA is the sole general partner of SEI.
        (b)    245 Lytton Avenue, Suite 175
               Palo Alto, CA 94301
        (c)    Holding, through partnerships, investments in companies
        (d)    No
        (e)    No

3.      (a)    Spectrum Equity Investors II, L.P., a Delaware limited
               partnership ("SEI2")
        (b)    245 Lytton Avenue, Suite 175
               Palo Alto, CA 94301
        (c)    Holding, directly or through partnerships, investments in
               companies
        (d)    No
        (e)    No


                              Page 21 of 33 Pages

4.      (a)    Spectrum Equity Associates II, L.P., a Delaware limited
               partnership ("SEA2"). SEA2 is the sole general partner of SEI2.
        (b)    245 Lytton Avenue, Suite 175
               Palo Alto, CA 94301
        (c)    Holding, through partnerships, investments in companies
        (d)    No
        (e)    No

5.      (a)    William P. Collatos, is a general partner of SEA and SEA2
        (b)    One International Place
               Boston, MA 02110
        (c)    General Partner of partnerships engaged in the investment
               business
        (d)    No
        (e)    No
        (f)    United States

6.      (a)    Brion Applegate, is a general partner of SEA and SEA2
        (b)    245 Lytton Avenue,
               Suite 175
               Palo Alto, CA 94301
        (c)    General Partner of partnerships engaged in the investment
               business
        (d)    No
        (e)    No
        (f)    United States

7.      (a)    Kevin Maroni, is a general partner of SEA2
        (b)    One International Place
               Boston, MA 02110
        (c)    General Partner of partnerships engaged in the investment
               business
        (d)    No
        (e)    No
        (f)    United States

8.      (a)    Sandler Associates, a New York limited partnership ("SA")
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    Investments
        (d)    No
        (e)    No

9.      (a)    Sandler Capital Management, a registered investment adviser and a New York general partnership. ("SCM"). SCM holds shares on behalf of certain managed accounts with respect to which SCM exercises investment and voting discretion. SCM is also a general partner of SIP (as defined below), which is a general partner of 21st Domestic, 21st TE, 21st FP, SCP, SCPFTE (all as defined below).
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    Investments
        (d)    No
        (e)    No


                              Page 22 of 33 Pages

10.     (a)    21st Century Communications Partners, L.P., a Delaware limited partnership ("21st Domestic")
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    Investments
        (d)    No
        (e)    No

11.     (a)    21st Century Communications T-E, L.P., a Delaware limited
               partnership ("21st TE")
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    Investments
        (d)    No
        (e)    No

12.     (a)    21st Century Communications Foreign Partners, L.P., a Delaware
               limited partnership ("21st FP")
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    Investments
        (d)    No
        (e)    No

13.     (a)    Sandler Capital Partners IV, L.P., a Delaware limited partnership
               ("SCP")
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    Investments
        (d)    No
        (e)    No

14.     (a)    Sandler Capital Partners IV, FTE, L.P. a Delaware limited
               partnership ("SCPFTE")
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    Investments
        (d)    No
        (e)    No

15.     (a)    Sandler Investment Partners, L.P., a Delaware limited partnership
               ("SIP"). SIP is the general partner of each of 21st Domestic, 21st TE, 21st FP, SCP and SCPFTE.
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    General Partner of partnerships engaged in the investment
               business
        (d)    No
        (e)    No

16.     (a)    Michael J. Marocco, is the sole shareholder of MJDM Corp., a general partner of SCM, and a general partner of SA.
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    General Partner of partnerships engaged in the investment
               business
        (d)    No
        (e)    No


                              Page 23 of 33 Pages

        (f)    United States

17.     (a)    John Kornreich, is the majority shareholder of Four JK Corp., a general partner of SCM, and a general partner of SA.
        (b)    767 Fifth Avenue, 45th Floor New York, NY 10153
        (c)    General Partner of partnerships engaged in the investment
               business
        (d)    No
        (e)    No
        (f)    United States

18.     (a)    Harvey Sandler is the sole shareholder of ARH Corp., a general partner of SCM, and a general partner of SA. Harvey Sandler is the husband of Phyllis Sandler and the father of Andrew Sandler.
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    General Partner of partnerships engaged in the investment
               business
        (d)    No
        (e)    No
        (f)    United States

19.     (a)    Andrew Sandler, is the majority member of ALSI, LLC, a general partner of SCM, and a general partner of SA. Andrew Sandler is the son of Harvey Sandler and Phyllis Sandler.
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY 10153
        (c)    General Partner of partnerships engaged in the investment
               business
        (d)    No
        (e)    No
        (f)    United States

20.     (a)    Phyllis Sandler is the wife of Harvey Sandler and the mother of
               Andrew Sandler. (b) 767 Fifth Avenue, 45th Floor New York,
               NY 10153
        (c)    Investor
        (d)    No
        (e)    No
        (f)    United States

21.     (a)    MJDM Corp., a New York corporation, is a general partner of SCM
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY  10153
        (c)    Corporation engaged in the investment business
        (d)    No
        (e)    No

22.     (a)    Four JK Corp., a Delaware corporation, is a general partner of
               SCM
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY  10153
        (c)    Corporation engaged in the investment business
        (d)    No
        (e)    No

                              Page 24 of 33 Pages

23.     (a)    ARH Corp., a Delaware corporation, is a general partner of SCM
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY  10153
        (c)    Corporation engaged in the investment business
        (d)    No
        (e)    No

24.     (a)    ALSI, LLC., a Delaware corporation, is a general partner of SCM
        (b)    767 Fifth Avenue, 45th Floor
               New York, NY  10153
        (c)    Limited Liability Company engaged in the investment business
        (d)    No
        (e)    No

ITEM 3.  SOURCE AND AMOUNT OF CONSIDERATION.

Spectrum Reporting Persons:

        The 3,378,943 shares of Class A Common Stock beneficially owned by the Spectrum Reporting Persons are comprised of (i) 2,055,988 shares of Class A Common Stock issuable upon conversion of 2,055,988 shares of Class B Common Stock, $.01 par value ("Class B Common Stock") held by SEI, and (ii) 724,464 shares of Class A Common Stock issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, $.01 par value ("Series A Preferred Stock") held by SEI. The number of shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock assumes the occurrence of a voluntary conversion on December 31, 1997. The source and amount of funds for the acquisition of the shares of Class B Common Stock was the general working capital of SEI. Such shares of Class B Common Stock were acquired for an aggregate of $7,022,915, and such shares of Series A Preferred Stock were acquired for an aggregate of $5,000,000.

Sandler Reporting Persons:

        The source and amount of funds for the acquisition of the shares of Class A Common Stock was the general working capital of SA, SCM and the working capital in the personal investment accounts of Harvey and Phyllis Sandler. In the aggregate 1,162,140 shares of the Class A Common Stock were acquired for a total purchase prices of $10,142,108.

Name                               No. of Shares            Purchase Price
----                               -------------            --------------
Sandler Associates                   448,750                  $3,711,962
Accounts Managed by SCM              461,868                  $4,416,743
Harvey Sandler                       214,022                  $1,702,840
Phyllis Sandler                       37,500                  $  310,563

ITEM 4.  PURPOSE OF THE TRANSACTION

        On March 5, 1998, SEI2 and 21st Domestic, 21st TE, 21st FP, SCP and SCPFTE (together, the "Sandler Investors"), other investors (and together with SEI2 and the Sandler Investors, the "Investors") and American Cellular Corporation, a newly-formed Delaware corporation ("ACC"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Investors agreed to purchase for cash Class A Common Stock in ACC in an aggregate amount of $25 million upon execution of the Merger Agreement (as defined below) and series A preferred stock in ACC in an aggregate amount of $325 million upon consummation of the Merger (as defined below). Contemporaneously therewith, ACC and the Investors also entered into a Stockholders Agreement (the "Stockholders Agreement") which provides for certain transfer restrictions and rights with respect

                              Page 25 of 33 Pages
to the shares of capital stock of ACC held by the Investors. Pursuant to the Stockholders Agreement, certain actions of ACC shall require the prior approval of five of ACC's eight Directors, and in some cases, the supermajority vote of ACC's stockholders. Pursuant to the Stock Purchase Agreement, SEI2 and the Sandler Investors have agreed to purchase 14.3% and 12.9%, respectively, of the capital stock of ACC. Pursuant to the Stockholders Agreement, SEI2 has the right to appoint two, and SCM has the right to appoint one, of ACC's eight directors. SEI2 has appointed Brion B. Applegate and Kevin Maroni, and SCM has appointed Michael Marocco, to ACC's Board of Directors. ACC's stockholders have appointed Brion B. Applegate as Chairman, Chief Executive Officer and Treasurer. Upon consummation of the Merger (as defined below), Mr. Applegate shall resign from such positions.

        On March 6, 1998, the Company and ACC entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and condition set forth therein, ACC will be merged with and into the Company, with the Company being the surviving corporation of such merger (the "Merger"). At the Effective Time (as defined in the Merger Agreement) of the Merger, each issued and outstanding share of Class A Common Stock and Class B Common Stock of the Company will, in each case, be converted into the right to receive $14.00 in cash, without interest (the "Merger Consideration"), and each issued and outstanding share of Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of the Company will be converted into the right to receive the product of the Merger Consideration and the number of Class A Shares into which each such share of Series A Preferred Stock is convertible at such time in connection with a change of control. The consummation of the Merger is subject to certain conditions, including adoption and approval of the Merger and the Merger Agreement by the stockholders of the Company, and receipt of all required regulatory consents or approvals.

        In connection with the execution of the Merger Agreement, AT&T Wireless, Inc., The Thomas H. Lee Company, Steven Price and Eileen Farbman (collectively, the "Principal Shareholders") entered into a Voting Agreement with ACC. Pursuant to the Voting Agreement, the Principal Shareholders, the beneficial owners of approximately 39% of the outstanding Common Stock and Preferred Stock of the Company (or 57% of the fully diluted voting power of the Company), agreed to vote their shares in favor of the approval and adoption of the Merger Agreement. The Voting Agreement will terminate upon termination of the Merger Agreement. Pursuant to a Side Letter (the "Side Letter") dated March 6, 1998, SEI agreed not to exercise its right (if any) to require the Company to redeem any or all of its Series A Preferred Stock and to vote to approve and adopt an amendment to the Certificate of Designation of the Series A Preferred Stock providing that the holders of the Company's Series A Preferred Stock shall have no rights under
Section 5(b) of such Certificate of Designation, to the extent that such rights would have otherwise arisen solely from board of director or shareholder approval of the Merger, the execution by the Company of the Merger Agreement, the execution of the Voting Agreement or the consummation of the Merger.

        These summaries of the (i) Stock Purchase Agreement, (ii) Stockholders Agreement, (iii) Merger Agreement, (iv) Voting Agreement, and (v) Side Letter are qualified in their entirety by reference to such agreements, copies of which are attached as Exhibits 2 to 6 hereto (or incorporated herein by reference to the Company's Report on Form 8-K filed on March 9,1998). Each such agreement is hereby incorporated herein by reference.

        No Reporting Person currently has any plans or proposals relating to the activities described in paragraphs (a) - (j) of Item 4 of this Schedule 13D.


                              Page 26 of 33 Pages

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

        (a) The following list sets forth the aggregate number and percentage (based on 21,824,566 shares of Class A Common Stock outstanding as of March 6,
1998) of outstanding shares of Class A Common Stock which each person named in
Item 2 beneficially owns or may be deemed to beneficially own as of March 16, 1998:


                                          Shares of Class A Common    Percentage of Shares of
                                                   Stock                Class A Common Stock
                 Name                        Beneficially Owned          Beneficially Owned
                 ----                     ------------------------    -----------------------
Sandler Capital Management                      367,168 (1)                     1.7%

Sandler Investment Partners, L.P.                    0                           0%

21st Century Communications Partners, L.P.           0                           0%

21st Century Communications T-E, L.P.                0                           0%

21st Century Communications Foreign                  0                           0%
Partners, L.P.

Sandler Capital Partners IV, L.P.                    0                           0%

Sandler Capital Partners IV, FTE, L.P.               0                           0%

MJDM Corp.                                           0                           0%

Four JK Corp.                                        0                           0%

ARH Corp.                                            0                           0%

ALSI, LLC                                            0                           0%

Michael J. Marocco                            664,068 (1,2,5)                    3%

John Kornreich                                664,068 (1,2,5)                   3.0%

Harvey Sandler                              915,590 (1,2,3,4,5)                 4.2%

Andrew Sandler                                664,068 (1,2,5)                   3.0%

Phyllis Sandler                               251,522 (3,4,5)                   1.2%

Spectrum Equity Investors, L.P.               3,378,943 (5,6)                  13.4%

Spectrum Equity Associates                    3,378,943 (5,6)                  13.4%

Spectrum Equity Investors II, L.P.                   0                           0%

Spectrum Equity Associates II, L.P.                  0                           0%

William P. Collatos                           3,378,943 (5,6)                  13.4%

Brion B. Applegate                            3,378,943 (5,6)                  13.4%

Kevin Maroni                                         0                           0%

----------

1. Includes 367,168 shares of Class A Common Stock held for accounts managed by SCM.
2.      Includes 296,900 shares of Class A Common Stock owned by Sandler
        Associates.

                              Page 27 of 33 Pages

3.      Includes 37,500 shares of Class A Common Stock owned by Phyllis Sandler.

4.      Includes 214,022 shares of Class A Common Stock owned by Harvey Sandler.

5. The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest benefits

6. The 3,378,943 shares of Class A Common Stock beneficially owned by the Spectrum Reporting Persons are comprised of (i) 2,055,988 shares of Class a Common Stock issuable upon conversion of 2,055,988 shares of Class B Common Stock held by SEI and (ii) 724,464n shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock held by SEI. The number of shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock assumes the occurrence of a voluntary conversion on December 31, 1997.


        (b) By virtue of being the sole stockholder of MJDM Corp., and a general partner or SA, Michael J. Marocco may be deemed to have shared power to vote and dispose of 664,068 shares of Class A Common Stock, representing approximately 3.0% of the outstanding Class A Common Stock.

            By virtue of being the majority stockholder of Four JK Corp., and a general partner of SA, John Kornreich may be deemed to have shared power to vote and to dispose of 664,068 shares of Class A Common Stock, representing approximately 3.0% of the outstanding Class A Common Stock.

            By virtue of being the sole stockholder of ARH Corp., a general partner of SA, and the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 701,568 shares of Class A Common Stock, representing approximately 3.2% of the outstanding Class A Common Stock. Harvey Sandler has sole power to vote and to dispose of 214,022 shares of Class A Common Stock, representing approximately 1.0% of the outstanding Class A Common Stock.

            By virtue of being the majority member of ALSI, LLC, and a general partner of SA, Andrew Sandler may be deemed to have shared power to vote and to dispose of 664,068 shares of Class A Common Stock, representing approximately 3.0% of the outstanding Class A Common Stock.

            Phyllis Sandler has sole power to vote and to dispose of 37,500 shares of Class A Common Stock, representing approximately 0.2% of the outstanding Class A Common Stock. By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 214,022 shares of Class A Common Stock, representing approximately 1.0% of the outstanding Class A Common Stock.

            By virtue of being a general partner of SEA, William P. Collatos and Brion B. Applegate each may be deemed to have shared power to vote and dispose of 3,378,943 shares of Class A Common Stock, representing approximately 13.4% of the outstanding Class A Common Stock.

            By virtue of the ownership of shares of ACC by SEI2 and the Sandler Investors, the Sandler Reporting Persons and the Spectrum Reporting Persons may be deemed to be a group with respect to the shares of Class A Common Stock beneficially owned by them. The Sandler Reporting Persons and the Spectrum Reporting Persons do not affirm the existence of such a group.

        (c) During the past sixty days, there have been no transactions of Class A Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D.

        (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

        (e) Not applicable.


                              Page 28 of 33 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information contained in Item 4 which describes (i) the Stock Purchase Agreement, (ii) the Stockholders Agreement, (iii) the Merger Agreement,
(iv) the Voting Agreement and (v) the Side Letter is incorporated herein by reference. A copy of each of such agreements is filed herewith as Exhibit 2,
Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively, (or incorporated by reference to the Company's Report on Form 8-K filed on March 9, 1998) and are incorporated herein by reference in their entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Joint Filing Agreement, dated March 6, 1998.

Exhibit 2 Stock Purchase Agreement, dated as of March 5, 1998 by and among American Cellular Corporation and the Investors party thereto.

Exhibit 3 Stockholders Agreement, dated as of March 5, 1998 by and among American Cellular Corporation and the Investors party thereto.

Exhibit 4 Agreement and Plan of Merger dated as of March 6, 1998 between the Company and American Cellular Corporation (schedules omitted).*

Exhibit 5 Voting Agreement dated as of March 6, 1998 among American Cellular Corporation, the Company and the shareholders party thereto.*

Exhibit 6 Side Letter dated March 6, 1998 addressed to the Company and signed by Spectrum Equity Investors, L.P.

----------

* Incorporated herein by reference to the Company's Report on Form 8K filed on March 9, 1998

                              Page 29 of 33 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

        Dated:  March 16, 1998     SPECTRUM EQUITY INVESTORS, L.P.
                                   By:  Spectrum Equity Associates, L.P.,
                                        its general partner

                                   By: /s/ Brion B. Applegate
                                      --------------------------------------
                                      BRION B. APPLEGATE, General Partner

                                   SPECTRUM EQUITY ASSOCIATES, L.P.

                                      By:  /s/ Brion B. Applegate
                                          ---------------------------------
                                          BRION B. APPLEGATE,
                                          General Partner


                                   SPECTRUM EQUITY INVESTORS II, L.P.
                                   By:  Spectrum Equity Associates II., L.P.,
                                        its general partner

                                      By:  /s/ Brion B. Applegate
                                         ---------------------------------
                                         BRION B. APPLEGATE, General Partner

                                    SPECTRUM EQUITY ASSOCIATES II, L.P.

                                      By: /s/ Brion B. Applegate
                                          --------------------------------
                                          BRION B. APPLEGATE,  General Partner

                                      By:  /s/ William P. Collatos
                                          --------------------------------
                                          WILLIAM P. COLLATOS

                                      By:  /s/ Brion B. Applegate
                                          --------------------------------
                                          BRION B. APPLEGATE

                                      By: /s/ Kevin Maroni
                                          --------------------------------
                                          KEVIN MARONI


                                   SANDLER ASSOCIATES

                                      By: /s/ Michael Marocco
                                          -------------------------------
                                          MICHAEL MAROCCO, General Partner


                                   SANDLER CAPITAL MANAGEMENT
                                   By: ARH Corporation,


                                      By:  /s/ Edward Grinacoff
                                          -------------------------------
                                          EDWARD GRINACOFF, Secretary
                                          and Treasurer

                              Page 30 of 33 Pages

                                   21st CENTURY COMMUNICATIONS PARTNERS, L.P.
                                   By:  Sandler Investment Partners, L.P.
                                        General Partner
                                   By:  Sandler Capital Management
                                        General Partner
                                   By:  MJDM CORP., a General Partner

                                        By:  /s/ Edward Grinacoff
                                            -------------------------------
                                            Name:  Edward Grinacoff
                                            Title: President


                                   21st CENTURY COMMUNICATIONS T-E, L.P.
                                   By:  Sandler Investment Partners, L.P.
                                        General Partner
                                   By:  Sandler Capital Management
                                        General Partner
                                   By:  MJDM CORP., a General Partner

                                        By: /s/ Edward Grinacoff
                                            -------------------------------
                                            Name:  Edward Grinacoff
                                            Title: President



                              21st CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.
                              By: Sandler Investment Partners, L.P.
                                  General Partner
                              By: Sandler Capital Management
                                  General Partner
                              By: MJDM CORP., a General Partner

                                  By: /s/ Edward Grinacoff
                                      --------------------------------------
                                      Name:  Edward Grinacoff
                                      Title: President


                              SANDLER CAPITAL PARTNERS IV, L.P.
                              By: Sandler Investment Partners, L.P.
                                  General Partner
                              By: Sandler Capital Management
                                  General Partner
                              By: MJDM CORP., a General Partner

                                  By: /s/ Edward Grinacoff
                                     -------------------------------------
                                     Name: Edward Grinacoff
                                     Title: President


                              Page 31 of 33 Pages

                              SANDLER CAPITAL PARTNERS IV, FTE, L.P.
                              By: Sandler Investment Partners, L.P.
                                  General Partner
                              By: Sandler Capital Management
                                  General Partner
                              By: MJDM CORP., a General Partner

                                  By: /s/ Edward Grinacoff
                                     -----------------------------------
                                     Name: Edward Grinacoff
                                     Title: President



                              SANDLER INVESTMENT PARTNERS, L.P.
                              By: Sandler Capital ;Management
                                  General Partner
                              By: MJDM, Corp., a General Partner

                                  By: /s/ Edward Grinacoff
                                      ---------------------------------
                                      Name: Edward Grinacoff
                                      Title: President


                                  By: /s/ Harvey Sandler
                                      ---------------------------------
                                      HARVEY SANDLER

                                  By: /s/ Michael Marocco
                                      ---------------------------------
                                      MICHAEL MAROCCO

                                  By: /s/ John Kornreich
                                      ---------------------------------
                                      JOHN KORNREICH

                                  By: /s/ Andrew Sandler
                                      ---------------------------------
                                      ANDREW SANDLER

                                  By: /s/ Phyllis Sandler
                                      ---------------------------------
                                     PHYLLIS SANDLER



                              Page 32 of 33 Pages

                                  EXHIBIT INDEX



Exhibit 1     Joint Filing Agreement, dated March 16, 1998.

Exhibit 2 Stock Purchase Agreement, dated as of March 5, 1998 by and among American Cellular Corporation and the Investors party thereto.

Exhibit 3 Stockholders Agreement, dated as of March 5, 1998 by and among American Cellular Corporation and the Investors party thereto.

Exhibit 4 Agreement and Plan of Merger dated as of March 6, 1998 between the Company and American Cellular Corporation (schedules omitted).*
Exhibit 5 Voting Agreement dated as of March 6, 1998 among American Cellular Corporation, the Company and the shareholders party thereto.*
Exhibit 6 Side Letter dated March 6, 1998 addressed to the Company and signed by Spectrum Equity Investors, L.P.











----------
* Incorporated herein by reference to the Company's Report on Form 8K filed on March 9, 1998



                              Page 33 of 33 Pages